SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the period ended June 30, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________

Commission file number 1-3506

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Unisource Worldwide, Inc. Retirement Savings Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

Unisource Worldwide, Inc. Retirement Savings Plan

Financial Statements as of June 30, 2001 and December 31, 2000 Together With Auditors' Report

UNISOURCE WORLDWIDE, INC.

RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

JUNE 30, 2001 AND DECEMBER 31, 2000

TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits--June 30, 2001 and December 31, 2000

Statement of Changes in Net Assets Available for Benefits for the Six-Month Period Ended June 30, 2001

NOTES TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants of the Unisource Worldwide, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the UNISOURCE WORLDWIDE, INC. RETIREMENT SAVINGS PLAN as of June 30, 2001 and December 31, 2000 and the related statement of changes in net assets available for benefits for the six-month period ended June 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Unisource Worldwide, Inc. Retirement Savings Plan as of June 30, 2001 and December 31, 2000 and the changes in its net assets available for benefits for the six-month period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP
Atlanta, Georgia December 4, 2001

UNISOURCE WORLDWIDE, INC.

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

JUNE 30, 2001 AND DECEMBER 31, 2000

	2001	2000

ASSETS:
Contributions receivable:
Employer	$0	$ 407,568
Participants	0	755,200
Total contributions receivable	0	1,162,768
Investments, substantially at market value:	0
Interest in master trusts (Note 5)	0	18,129,014
Mutual funds	0	303,479,460
Common stock	0	4,901,404
Guaranteed investment contracts	0	8,093,805
Participant loans	0	7,863,088
Total investments	0	342,466,771
Accrued income	0	2,566
Prepaid expenses	0	172,286
Due to brokers	0	(104,845)
NET ASSETS AVAILABLE FOR BENEFITS	$0	$343,699,546
	======	================

The accompanying notes are an integral part of these statements.

UNISOURCE WORLDWIDE, INC.

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2001

NET INVESTMENT LOSS:
Interest and dividend income on investments	$ 4,080,958
Net depreciation in market value of mutual funds	(9,066,517)
Net gain from master trusts (Note 5)	1,550,633
Interest on participant loans	313,570
Total net investment loss	(3,121,356)
CONTRIBUTIONS:
Participants	6,759,733
Employer	3,240,609
Total contributions	10,000,342
AMOUNTS DISTRIBUTED TO PARTICIPANTS	(23,113,366)
FEES	(32,852)
TRANSFER TO MERGED PLAN (Note 1)	(327,432,314)
NET DECREASE	(343,699,546)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of period	343,699,546
NET ASSETS AVAILABLE FOR BENEFITS, end of period	$ 0
=================

The accompanying notes are an integral part of this statement.

UNISOURCE WORLDWIDE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2001 AND DECEMBER 31, 2000

1.	ORGANIZATION AND PLAN DESCRIPTION

The following description of the Unisource Worldwide, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the official plan documents for complete information.

Plan Description

On June 19, 1996, Alco Standard Corporation announced that it would separate Unisource Worldwide, Inc. (the "Company" or the "Employer"), its printing and imaging and supply systems distribution business, from IKON Office Solutions, Inc. ("IKON"), its office solutions business, with each business operating as a stand-alone, publicly traded company. Following the spin-off of the Company, which was completed on December 31, 1996, the Company established the Plan covering all nonunion eligible employees of the Company effective January 1, 1997.

The Company and Georgia-Pacific Corporation ("G-P") merged during 1999, at which time G-P acquired all outstanding shares of the Company. Subsequent to the merger, the Company still conducted business under its existing name as a separate subsidiary of Georgia-Pacific Group. The merger had no effect on the Plan or its administration except as discussed below.

Effective June 30, 2001, the Plan's assets merged into the Georgia-Pacific Corporation Salaried 401(k) Plan ("G-P Salaried Plan"). No employee was allowed to become a participant in the Plan on or after April 1, 2001.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Vanguard Fiduciary Trust Company is the trustee and custodian of the Plan.

Contributions

Eligible employees may elect to participate in the Plan on the first date of the month following the completion of three full calendar months of service. The Plan allows participants to contribute from 1% to 16% of their annual compensation, as defined by the Plan. Contributions are limited by the maximum amount allowable under the Internal Revenue Code ("IRC"). Participants are immediately vested in their contributions.

The Employer contributes an amount equal to two-thirds of the first 6% of annual compensation that a participant contributes to the Plan. The Employer's contribution vests with the participant at 25% per year beginning with the participant's second year of service so that full vesting occurs after five years of service. The participant is also fully vested in the Employer's contributions upon position termination due to permanent shutdown of plant or department, total and permanent disability, attainment of age 59 1/2, or death.

In association with the acquisition by G-P, the Plan was amended to provide that employer matching contributions would no longer be made in the Company's common stock. Participants were permitted to direct the investment of the matching contribution to any of the current fund options other than the IKON common stock fund.

The Plan allows participant contributions, and any investment income (loss) earned thereon, to be allocated between any of the available investment funds. Participants may change investment allocations at any time. Additional investments in IKON common stock and Unisource Stable Value Fund are not permitted.

Contributions are transferred to the trustee twice a month and invested in the Vanguard Treasury Money Market Fund until they can be credited to participants' accounts and invested in accordance with participants' investment elections. Earnings on the short-term investments are allocated to participants' accounts once each year.

Participant Loans

The Plan allows participants currently employed by the Company to obtain loans equal to the lesser of $50,000 or 50% of their total vested account balances. Loans bear interest at a rate equal to the prime lending rate plus one at the date of origination of the loan. Loan repayments are generally made through payroll deductions and normally must be repaid within a five-year term unless the loan was used to purchase a primary residence, which could extend the term to 15 years. Loans become due and payable in full once a participant terminates employment.

Withdrawals and Termination

In the event of a participant's death, attainment of age 59 1/2, or disability, the participant or his/her beneficiary may elect to receive his/her entire account balance. If termination occurs for other reasons, only vested amounts are distributed to the participant, and nonvested amounts are forfeited. Such forfeitures are used to reduce the Company's future contributions. If a former participant returns to the employment of the Company within five years of the termination date, and if the full amount of the distribution received is repaid, previously forfeited amounts are reinstated to the participant's account.

Forfeitures

Forfeitures resulting from separation of service are held in the Plan and serve to reduce future employer contributions. Before the plan merger, forfeited balances as of June 30, 2001 were $304,869. As of December 31, 2000, forfeited account balances were $377,503.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis.

Investment Valuation and Income

Investments are presented at market value. Market values of mutual funds and common stock are determined principally from quotations as reported on various securities exchanges.

The net depreciation in the market value of mutual funds in the accompanying statement of changes in net assets available for benefits reflects the net difference between the market value and cost at the beginning and end of the period for mutual funds held throughout the period as well as the difference between the period-end market value and cost for mutual funds purchased during the period. For mutual funds sold or distributed during the period, the net depreciation reflects the net difference between the market value and the cost at the beginning of the period and the date of disposition.

The guaranteed investment contracts held in the Stable Value Fund are valued at contract value, which approximates fair value, as established by the issuing financial institution. Contract value represents contributions made under the contract, plus interest at the contract rate less funds used for withdrawals. Contract interest rates ranged from 6.23% to 6.7% for the six-month period ended June 30, 2001.

Purchases and sales of securities are recorded on a trade date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of the risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

3.	INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated October 5, 1999 stating that the Plan was designed in accordance with applicable IRC requirements as of that date. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4.	INVESTMENTS

Investment Options

Assets held under the Plan were invested by the trustee, as directed by the participants, in one or more of the following investment options:

Fixed Income Options

The general investment objective for these options is to provide a high level of current income.

The Vanguard Short-Term Treasury Fund is principally invested in short-term government bills, notes, and bonds and has an average maturity of two to three years.

The Vanguard Total Bond Market Index Fund invests in U.S. government bonds, high-quality corporate bonds, and mortgage-backed securities. The objective of the Vanguard Total Bond Market Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index.

The Loomis Sayles Bond Fund--Institutional Class is invested in bonds, including corporate and convertible bonds. This fund seeks to provide high total investment return through a combination of current income and capital appreciation.

Company Stock Options

The following three company stock funds are available as investment options:

The Georgia-Pacific Group Stock Fund is invested principally in shares of Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock ("Common Stock").

The Georgia-Pacific Timber Stock Fund is invested principally in shares of Georgia-Pacific Corporation--Timber Group Common Stock.

The IKON Office Solutions, Inc. Stock Fund ("IKON Stock Fund") is invested principally in shares of IKON Office Solutions, Inc. This fund is a "frozen" investment fund. No new contributions or transfers may be made to a frozen fund. A participant may transfer money from the IKON Stock Fund into any other investment fund in accordance with the normal rules of investment election changes as stated in the plan document. Effective April 1, 2001, any balance remaining in the IKON Stock Fund was transferred to the Vanguard Treasury Money Market Fund.

Balanced Options

The objectives of these options are to conserve principal, to pay current income, and to achieve long-term growth of principal and income by investing in a combination of stocks, bonds, and cash reserves.

The Vanguard Balanced Index Fund is invested in two Vanguard funds: 60% in a stock fund and 40% in a bond fund. This option seeks to provide income and long-term growth of capital.

The Vanguard LifeStrategy Growth Fund is invested in four Vanguard funds: a stock fund, an international stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide long-term growth of capital and income.

The Vanguard LifeStrategy Income Fund is invested in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income.

The Vanguard LifeStrategy Conservative Growth Fund is invested in five Vanguard funds: a stock fund, an international stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income and a moderate long-term growth of capital.

The Vanguard LifeStrategy Moderate Growth Fund is invested in four Vanguard funds: an international stock fund, a stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide a reasonable level of income and long-term growth of capital.

Growth and Income Options

The goal of these options is to achieve long-term growth of principal and income and reasonable current income.

The Vanguard 500 Index Fund is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index.

The Vanguard Total Stock Market Index Fund is invested in a large sample of stocks that match certain characteristics of the Wilshire 5000 Equity Index. The investment objective of this fund is to provide long-term growth of capital and income.

The Vanguard Windsor II Fund is invested in a diversified group of out-of-favor stocks of large capitalization companies. This fund's objective is to provide long-term growth of capital and income from dividends.

Growth Options

The objective of these options is to achieve long-term growth of capital; dividend income is incidental.

The Vanguard Extended Market Index Fund seeks to match the performance of the Wilshire 4500 Equity Index. This fund seeks to provide long-term growth of capital.

The Vanguard PRIMECAP Fund is invested in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams. This fund seeks to provide long-term growth of capital.

Aggressive Growth Option

The goal of this option is to achieve maximum long-term capital growth by investing in stocks of small companies or narrow market segments.

The Vanguard Small-Cap Index Fund is invested in a large sample of stocks that match certain characteristics of the Russell 2000 Index Stocks. This fund seeks to provide long-term growth of capital.

Money Market Option

The goal of this option is to provide maximum current income consistent with preservation of capital and liquidity.

The Vanguard Treasury Money Market Fund is invested exclusively in U.S. government obligations.

International Option

The goal of this option is to achieve long-term growth of capital by investing in the stocks of companies located outside the United States.

The Vanguard International Growth Fund invests primarily in the stocks of companies based outside the United States. This fund seeks to provide long-term capital appreciation.

Stable Value Fund

The Stable Value Fund invests in guaranteed investment contracts and Vanguard Treasury Money Market Fund. This fund is a "frozen" investment fund. No new contributions or transfers may be made to a frozen fund. A participant may transfer money from the Stable Value Fund into any other investment fund in accordance with the normal rules of investment election changes as stated in the plan document. Effective April 1, 2001, any balance remaining in this fund was transferred to the Vanguard Treasury Money Market Fund.

Significant Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows as of December 31, 2000:

Georgia-Pacific Group Stock Fund Master Trust	$17,768,586
Vanguard Balanced Index Fund	22,892,569
Vanguard 500 Index Fund	82,335,533
Vanguard Total Stock Market Index Fund	37,515,798
Vanguard PRIMECAP Fund	21,107,088
Vanguard International Growth Fund	19,560,652
Vanguard Treasury Money Market Fund	70,378,496

5.	MASTER TRUSTS

Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust (the "Master Trust"). The Master Trust was established to hold, administer, and invest the assets of the Georgia-Pacific Stock Fund of certain defined contribution plans qualified under IRC Section 401(k) and are administered by G-P.

On December 16, 1997, the shareholders of Georgia-Pacific Corporation approved the conversion of all common stock into Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock and to distribute one share of a new class of common stock, Georgia-Pacific Corporation--Timber Group Common Stock. As a result, the assets of the Master Trust were transferred on a pro rata basis into the newly created Georgia-Pacific Group Stock Fund Master Trust ("Group Master Trust") and the Georgia-Pacific Timber Stock Fund Master Trust ("Timber Master Trust").

The market values of the master trusts are allocated to the individual participating plans based on the relative value of the assets of each plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based on the relative market values at the beginning of each day.

A summary of the net investment activity of the Group Master Trust, which comprises the net investment gain for all participating plans for the six-month period ended June 30, 2001 is shown below:

Interest and dividends	$3,042,704
Net appreciation in market value of common stock	1,859,861
Investment expense	(79,022)
Net investment gain from the Group Master Trust	$4,823,543
==============

A summary of the net investment activity of the Timber Master Trust, which comprises the net investment gain for all participating plans for the six-month period ended June 30, 2001 is shown below:

Interest and dividends	$ 780,821
Net appreciation in market value of common stock	20,886,466
Investment expense	(24,174)
Net investment gain from the Timber Master Trust	$21,643,113
===============

The Plan's interest in the Group Master Trust as of December 31, 2000 was approximately 4%. A summary of the Group Master Trust as of December 31, 2000 is shown below:

Investments, at market:
Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock	$380,478,505
Vanguard Treasury Money Market Fund	4,045,492
Total investments	384,523,997
Receivables:
Interest	16,656
Other receivables	679,748
Total receivables	696,404
Less payables	4,054,729
Net assets of the Group Master Trust	$381,165,672
===================

The Plan's interest in the assets of the Timber Master Trust as of December 31, 2000 was approximately 1%. A summary of the Timber Master Trust as of December 31, 2000 is shown below:

Investments, at market:
Georgia-Pacific Corporation--Timber Group Common Stock	$46,228,979
Vanguard Treasury Money Market Fund	487,389
Total investments	46,716,368
Receivables:
Interest	3,040
Other receivables	11
Total receivables	3,051
Less payables	77,287
Net assets of the Timber Master Trust	$46,642,132
==============

6.	PLAN TERMINATION

While the Employer has not expressed any intent to discontinue the Plan, continuance is not assumed as a contractual obligation, and any such discontinuance is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his/her account, and payments of such amounts will be made by the trustee as directed by the plan committee.

7.	RECONCILIATION TO THE FORM 5500

The Plan's net assets available for benefits at December 31, 2000 include $2,859,818 for participants who have elected distributions but have not yet been paid. In the Plan's Form 5500 for the year ended December 31, 2000, these amounts are reflected as benefit claims payable and are included in benefit payments to participants or beneficiaries.

8.	RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company, the trustee of the Plan. As such, these transactions qualify as party-in-interest transactions.

SIGNATURES

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
UNISOURCE WORLDWIDE, INC. RETIREMENT SAVINGS PLAN

By: GEORGIA-PACIFIC CORPORATION, as plan administrator

Date: December 19, 2001	By: /s/ Danny W. Huff
Danny W. Huff Executive Vice President--Finance and Chief Financial Officer

INDEX TO EXHIBITS
Exhibit Number	Description

23	Consent of Arthur Andersen LLP